EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 22, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) reports that at its annual general and special meeting (the “AGSM”) held on June 21, 2021, MAG’s Shareholders approved by majority: to elect all seven directors standing for election; to re-appoint Deloitte LLP as the Company’s auditor; and to support the Company’s approach to executive compensation.

The Company wishes to sincerely thank Derek White, who did not stand for re-election at this year’s AGSM, for his tremendous contribution as a director of MAG.   Peter Barnes, Chair of the Board, remarked, “Derek has been an extremely valuable member of the MAG Board for almost 14 years, and he will be truly missed. We wish him all the best in his future endeavors.”

Detailed results of the total shares voted at the AGSM are set out below along with the votes in regard to Say on Pay.

Motions:
Nominees	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Peter Barnes	54,160,068	54,051,721	108,347	99.80	0.20
George Paspalas	54,160,068	54,105,939	54,129	99.90	0.10
Tim Baker	54,160,068	54,095,977	64,091	99.88	0.12
Jill Leversage	54,160,068	53,979,852	180,216	99.67	0.33
Selma Lussenburg	54,160,068	54,036,228	123,840	99.77	0.23
Daniel MacInnis	54,160,068	54,095,208	64,860	99.88	0.12
Susan Mathieu	54,160,068	54,087,829	72,239	99.87	0.13

	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Appointment of Auditors	64,592,235	63,170,434	1,421,801	97.80	2.20

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Say on Pay	54,160,067	53,352,729	807,338	98.51	1.49

George Paspalas, President and CEO of MAG, extends his thanks to the Shareholders of the Company for their continued strong support.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4 2021. Underground mine production of development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets both at Juanicipio by the Joint Venture and by MAG at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: 604) 630-1399
Toll Free:(866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com